FIRST TRUST SERIES FUND

(a Massachusetts Business Trust)

Amended and Restated Establishment and Designation of Series

of Shares of Beneficial Interest

(Effective as of May 19, 2022)

WHEREAS, the initial Trustee of the Trust, acting pursuant to Section 4.9 of the Amended and Restated Declaration of Trust dated June 12, 2017 (the "Declaration"), divided the Shares of the Trust into one series of shares of beneficial interests in the Trust as of that same date as set forth on Schedule A to the Declaration: First Trust Preferred Securities and Income Fund;

WHEREAS, pursuant to Section 4.9 of the Declaration, the initial Trustee of the Trust, on the 19th of July, 2010, designated an additional series to be named First Trust/Confluence Small Cap Value Fund;

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 21st of March, 2011, designated an additional series to be named First Trust Floating Rate Fund; WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 11th. of June, 2012, designated an additional series to be named First Trust Short Duration High Income Fund;

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 22nd of January, 2014, designated an additional series to be named First Trust Municipal Bond Fund; WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 9th day of June, 2014, amended and restated the Amended and Restated Establishment and Designation of Series of Shares of Beneficial interest in order to terminate the First Trust Municipal Bond Fund;

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 22nd of July, 2014, designated an additional series to be named First Trust AQA Equity Fund;

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 15th day of September, 2014, amended and restated the Amended and Restated Establishment and Designation of Series of Shares of Beneficial Interest in order to terminate the First Trust Floating Rate Fund; and

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on· the 20th of November, 2014, designated an. additional series to be named First Trust PWP Equity Market Neutral Fund;

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 21st of January, 2015, amended and restated the Amended and Restated Establishment and Designation of Series of Shares of Beneficial Interest in order to rename First Trust PWP Equity Market Neutral Fund as First Trust Equity Market Neutral Fund:

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust on the 12th of December, 2016, terminated the First Trust Equity Market Neutral Fund;

WHEREAS, pursuant to Section 4. 9 of the Declaration, the Trustees of the Trust, on the 18th of April, 2019, authorize a plan of liquidation and termination fur First Trust AQA Equity Fund, and the Fund subsequently was liquidated and te11ninated; and

WHEREAS, pursuant to Section 4.9 of the Declaration, the Trustees of the Trust, on the 21st of September, 2021, designated an additional series of the Trust to be named First Trust Managed Municipal Fund.

NOW THEREFORE, in order to incorporate the foregoing, the Amended and Restated Establishment and Designation of Series of Shares of Beneficial Interest is further amended and restated in its entirety as follows:

The following Series of the Trust are established and designated with such relative rights, preferences, privileges, limitations, restrictions and other relative terms as are set forth below:

1.	First Trust Preferred Securities and Income Fund
2.	First Trust/Confluence Small Cap Value Fund
3.	First Trust Short Duration High Income Fund
4,	First Trust Managed Municipal Fund

1.     Each Share of each Series is entitled to all the rights and preferences accorded to Shares under the Declaration.

2.     The number of authorized Shares of each Series is unlimited.

3.     Each Series shall be authorized to hold cash, invest in securities, instruments and other property, use investment techniques, and have such goals or objectives as from time to time described il1 the prospectus and statement of additional information contained in the Trust's then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of the Series, as the same may be amended and supplemented from time to time (“Prospectus”). Each Share of a Series shall represent a beneficial interest in the net assets allocated or belonging to such Series only, and such interest shall not extend to the asset~ of the Trust generally (except to the extent that General Assets (as defined in the Declaration) are allocated to such Series), and shall be entitled to receive its pro rata share of the net assets of the Series upon liquidation of the Series, all as set forth in Section 4.9 of the Declaration.

4.     With respect to each Series, (a) the purchase price of the Shares, (b) fees and expenses, (c) qualifications for ownership, if any, (d) the method of determination of the net asset value of the Shares, (c) minimum purchase amounts, if any, (f) minimum account size, if any, (g) the price, terms and manner of redemption of the Shares, (h) any conversion or exchange feature or privilege, (i) the relative divide11d rights, and (j) any other relative rights, preferences, privileges, limitations, restrictions and other relative terms have been established by the Trustees in accordance with the Declaration and are set forth in the Prospectus with respect to such Series.

5.     The Trustees may from time to time modify any of the relative rights, preferences, privileges, limitations, restrictions and other relative terms of a Series that have been established by the Trustees or redesignate any of the Series without any action or consent of the Shareholders.

6.     The designation of soy Series hereby shall not impair the power of the Trustees from time to time to designate additional Series of Shares of the Trust.

7.     Capitalized terms not defined herein have the meanings given to such terms in the Declaration.

IN WITNESS WHEREOF, the undersigned, being the Assistant Secretary of the Trust, has executed this instrument as of this 19th day of May, 2022.

/s/ Erin Klassman

   Erin Klassman, Assistant Secretary

State of Illinois	)
) SS.
County of DuPage	)

Then personally appeared the above-named person who is known to me to be the Secretary of the Trust whose name and signature are affixed to the foregoing Amended and Restated Designation of Series of Shares of Beneficial Interest and who acknowledged the same to be his free act and deed, before me this 19th day of May, 2022.

/s/ Sandra Kim Streit

Notary Public

My Commission Expires: 5/28/2025